Exhibit 99.6

October 2, 2012

Mr. Timothy Sullivan

President & CEO

Sunnyside Federal Savings and Loan Assoc. of Irvington

56 Main Street

Irvington-on-Hudson, NY 10533

Dear Tim:

Based upon our recent discussions, FinPro, Inc. (“FinPro”) is pleased to submit this proposal to assist Sunnyside Federal Savings and Loan Assoc. of Irvington (“the Bank”) in compiling a Strategic Business Plan as part of the Bank’s possible conversion. It is FinPro’s understanding that the Strategic Business Plan will utilize December 31, 2012 starting point financials.

1. Scope of Project

The Plan will be specifically designed to build and measure value for a five-year time horizon. As part of the Plan compilation, the following major tasks will be included:

•                       assess the regulatory, social, political and economic environment;

•                       analyze the existing Bank’s markets from a demographic and competitive standpoint;

•                       document the internal situation assessment;

•                       analyze the current ALM position;

•                       analyze the CRA position;

•                       compile a historical trend analysis;

•                       perform detailed peer performance and comparable analysis;

•                       assess the Bank from a capital markets perspective including comparison to national, regional, and similar size organizations;

•                       identify and document strengths and weaknesses;

•                       document the objectives and goals;

•                       document strategies;

•                       map the Bank’s general ledger to FinPro’s planning model;

•                       compile five year projections of performance; and

•                       prepare assessment of strategic alternatives to enhance value.

As part of this process, FinPro will conduct a financial modeling session with Bank management and one planning session with the Bank and its Board. The session will be a presentation and detailed discussion of the recommended plan scenario and its alternatives.

20 Church Street • P.O. Box 323 • Liberty Corner, NJ 07938-0323 • Tel: 908.604.9336 • Fax: 908.604.5951
finpro@finpronj.com • www.finpronj.com

2. Requirements of the Bank

To accomplish the tasks set forth in this proposal, the following information and work effort is requested of the Bank:

•                       provide FinPro with all financial and other information, whether or not publicly available, necessary to familiarize FinPro with the business and operations of the Bank.

•                       allow FinPro the opportunity, from time to time, to discuss the operation of the Bank business with bank personnel.

•                       promptly advise FinPro of any material or contemplated material transactions which may have an effect on the day-to-day operations of the Bank.

•                       have system download capability.

•                       promptly review all work products of FinPro and provide necessary sign-offs on each work product so that FinPro can move on to the next phase.

•                       provide FinPro with office space, when FinPro is on-site, to perform its daily tasks. The office space requirements consist of a table with at least two chairs along with access to electrical outlets for FinPro’s computers and a high speed internet connection.

3. Term of the Agreement and Staffing

It is anticipated that it will take approximately four to six weeks of elapsed time to complete the tasks outlined in this proposal. During this time, FinPro may be on-site at the Bank’s facilities on a regular basis, during normal business hours. Any future work that would require extra expense to the Bank will be proposed on separately from this engagement prior to any work being performed.

4. Fees and Expenses

Fees:

FinPro fees to complete the tasks outlined in this proposal will be as follows:

Strategic Business Plan	$32,000

FinPro’s fee for this engagement is $32,000 (plus all out-of-pocket and pass-through expenses as outlined below). This fee shall be payable as follows:

•                       $10,000 retainer payable at signing of this agreement;

•                       $10,000 payable at the end of the modeling session;

•                       Remainder of the strategic business plan and expenses payable upon final business plan delivery.

FinPro utilizes an electronic billing and collection procedure. Upon execution of this proposal, please indicate the appropriate e-mail address to direct wire instructions and any future correspondence regarding billing and collections.

Expenses:

In addition to any fees that may be payable to FinPro hereunder, the Bank hereby agrees to promptly (but not less than quarterly) reimburse FinPro for the following:

1.              Out-of-Pocket - all of FinPro’s reasonable travel and other out-of-pocket expenses incurred in connection with FinPro’s engagement. It is FinPro policy to itemize expenses for each project so that the client can review, by line item, each expense.

2.              Data Cost - There is a pass through cost for competitor financial/regulatory data which is equal to $1,000.

FinPro is already bound by an executed confidentiality agreement with the Bank. The Bank acknowledges that all opinions, valuations and advice (written or oral) given by FinPro to the Bank in connection with FinPro’s engagement are intended solely for the benefit and use of the Bank (and its directors, management, and attorneys) in connection with the matters contemplated hereby and the Bank agrees that no such opinion, valuation, or advice shall be used for any other purpose, except with respect to the opinion and valuation which may be used for the proper corporate purposes of the client, or reproduced, or disseminated, quoted or referred to at any time, in any manner or for any purpose, nor shall any public references to FinPro be made by the

Bank (or such persons), without the prior written consent of FinPro, which consent shall not be unreasonably withheld.

This proposal will expire 30 days from this date unless accepted by you in accordance with the terms below. Any changes to this proposal will require FinPro, Inc. approval.

Please sign and return one of the original copies of this agreement along with the retainer to indicate acceptance of the agreement. Please also scan the signed copy and email it to finpro@finpronj.com. We hope that we might be selected to work with the Bank on this endeavor and are excited about building a relationship with the Bank.

By,
/s/ Matthew K. Miller	/s/ Timothy Sullivan
Matthew K. Miller	Timothy Sullivan
Executive Managing Director	President & CEO
FinPro, Inc.	Sunnyside Federal Savings and Loan
Assoc. of Irvington

10/2/12	10/11/12
Date	Date